UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Tetraphase Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

88165N105

(CUSIP Number)

March 25, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88165N105	Page 2 of 16

1	NAMES OF REPORTING PERSONS CMEA Ventures VI Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,708,962
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,708,962
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,708,962
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.79%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 88165N105	Page 3 of 16

1	NAMES OF REPORTING PERSONS CMEA Ventures VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,708,962
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,708,962
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,708,962
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.79%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 88165N105	Page 4 of 16

1	NAMES OF REPORTING PERSONS CMEA Ventures VI Verwaltungs GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,708,962
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,708,962
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,708,962
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.79%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 88165N105	Page 5 of 16

1	NAMES OF REPORTING PERSONS CMEA Ventures VI GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,708,962
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,708,962
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,708,962
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.79%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 88165N105	Page 6 of 16

1	NAMES OF REPORTING PERSONS Thomas R. Baruch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,708,962
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,708,962
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,708,962
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.79%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 88165N105	Page 7 of 16

1	NAMES OF REPORTING PERSONS David J. Collier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,708,962
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,708,962
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,708,962
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.79%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 88165N105	Page 8 of 16

1	NAMES OF REPORTING PERSONS Faysal A. Sohail
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,708,962
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,708,962
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,708,962
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.79%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 88165N105	Page 9 of 16

1	NAMES OF REPORTING PERSONS James F. Watson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,708,962
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,708,962
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,708,962
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.79%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 88165N105	Page 10 of 16

Schedule 13G

Item 1(a).	Name of Issuer:

Tetraphase Pharmaceuticals, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

480 Arsenal Street, Suite 110, Watertown, MA 02472.

Item 2(a).	Names of Persons Filing:

CMEA Ventures VI, L.P. (“CMEA VI”); CMEA Ventures VI GmbH & Co. KG (“CMEA VI GmbH”); CMEA Ventures VI Management, L.P. (“CMEA VI Management”), which is the sole General Partner of CMEA VI and the managing Limited Partner of CMEA VI GmbH; CMEA Ventures VI Verwaltungs GmbH (“CMEA VI Verwaltungs”), which is the sole General Partner of CMEA VI GmbH; Thomas R. Baruch (“Baruch”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”), and James F. Watson (“Watson”), each of whom is a General Partner of CMEA VI Management. CMEA VI, CMEA VI GmbH, CMEA VI Management, CMEA VI Verwaltungs, Baruch, Collier, Sohail and Watson are referred to individually herein as “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o CMEA Capital, 1 Letterman Drive, Building C, Suite CM500, San Francisco, CA 94129.

Item 2(c).	Citizenship:

CMEA VI is a limited partnership organized under the laws of the State of Delaware. CMEA VI GmbH is a limited partnership organized under the laws of Germany. CMEA VI Management is a limited partnership organized under the laws of the State of Delaware. CMEA VI Verwaltungs is a corporation with limited liability organized under the laws of Germany. Each of Baruch, Collier, Sohail and Watson is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value (“Common Stock”).

Item 2(e).	CUSIP Number:

88165N105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 88165N105	Page 11 of 16

Item 4.	Ownership.

(a)	Amount beneficially owned: CMEA VI is the record owner of 1,688,952 shares of Common Stock as of February 14, 2014; CMEA VI GmbH is the record owner of 40,010 shares of Common Stock as of February 14, 2014 (collectively, the “Shares”). As of the date of the event which requires the filing of this Statememt, CMEA VI was the record owner of 2,157,130 shares of Common Stock and CMEA VI GmbH was the record owner of 51,576 shares of Common Stock. As the sole General Partner of CMEA VI and the Managing Limited Partner of CMEA VI GmbH, CMEA VI Management may be deemed to own beneficially the Shares. As the sole General Partner of CMEA VI GmbH, CMEA VI Verwaltungs may be deemed to own beneficially the Shares. As the individual General Partners of CMEA VI Management, each of Baruch, Collier, Sohail, and Watson also may be deemed to own beneficially the Shares.

By virtue of their relationship as affiliated entities, whose controlling entities have overlapping individual controlling persons, each of CMEA VI, CMEA VI Management, CMEA VI GmbH and CMEA VI Verwaltungs may be deemed to share the power to direct the disposition and vote of the Shares.

(b)	Percent of Class: See Line 11 of cover sheets. The percentages set forth on the cover sheets for each Reporting Person are calculated based on 25,176,298 shares of Common Stock (the “Outstanding Shares”) reported by the Issuer to be outstanding as of November 13, 2013 on the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2013.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 88165N105	Page 12 of 16

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 88165N105	Page 13 of 16

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

CMEA VENTURES VI, L.P.

By: CMEA Ventures VI Management, L.P., its General Partner

By:	/s/ Thomas R. Baruch
Name: Thomas R. Baruch
Title: General Partner

CMEA VENTURES VI MANAGEMENT, L.P.

By:	/s/ Thomas R. Baruch
Name: Thomas R. Baruch
Title: General Partner

CMEA VENTURES VI GMBH & CO. KG

By: CMEA Ventures VI Verwaltungs GmbH, its General Partner

By: CMEA Ventures VI Management, L.P., its managing limited partner

By:	/s/ Thomas R. Baruch
Name: Thomas R. Baruch
Title: General Partner

CMEA VENTURES VI VERWALTUNGS GMBH

By: CMEA Ventures VI Management, L.P., its managing limited partner

By:	/s/ Thomas R. Baruch
Name: Thomas R. Baruch
Title: General Partner

[Signatures Continue on Next Page]

CUSIP No. 88165N105	Page 14 of 16

/s/ Thomas R. Baruch
Thomas R. Baruch

/s/ David J. Collier
David J. Collier

/s/ Faysal A. Sohail
Faysal A. Sohail

/s/ James F. Watson
James F. Watson

CUSIP No. 88165N105	Page 15 of 16

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Tetraphase Pharmaceuticals, Inc.

EXECUTED this 14th day of February, 2014

CMEA VENTURES VI, L.P.

By: CMEA Ventures VI Management, L.P., its General Partner

By:	/s/ Thomas R. Baruch
Name: Thomas R. Baruch
Title: General Partner

CMEA VENTURES VI MANAGEMENT, L.P.

By:	/s/ Thomas R. Baruch
Name: Thomas R. Baruch
Title: General Partner

CMEA VENTURES VI GMBH & CO. KG

By: CMEA Ventures VI Verwaltungs GmbH, its General Partner

By: CMEA Ventures VI Management, L.P., its managing limited partner

By:	/s/ Thomas R. Baruch
Name: Thomas R. Baruch
Title: General Partner

CMEA VENTURES VI VERWALTUNGS GMBH

By: CMEA Ventures VI Management, L.P., its managing limited partner

By:	/s/ Thomas R. Baruch
Name: Thomas R. Baruch
Title: General Partner

[Signatures Continue on Next Page]

CUSIP No. 88165N105	Page 16 of 16

/s/ Thomas R. Baruch
Thomas R. Baruch

/s/ David J. Collier
David J. Collier

/s/ Faysal A. Sohail
Faysal A. Sohail

/s/ James F. Watson
James F. Watson